SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2005

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Letter to Scottish Power plc shareholders, in accordance with Rule 2.6 of the City Code on Takeovers and Mergers.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Scottish Power plc
(Registrant)

Date: September 12, 2005	By:	/s/ Donald McPherson
Donald McPherson
Assistant Company Secretary

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt regarding the contents of this document, you should consult your stockbroker, bank manager, solicitor, accountant or other independent financial adviser duly authorised under the Financial Services and Markets Act 2000. If you have sold or otherwise transferred all your shares in ScottishPower plc (“ScottishPower”), please send this letter at once to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

(Incorporated in Scotland under the Companies Act 1985 under number SC193794)

Registered Office:

1 Atlantic Quay

Robertson Street

Glasgow, G2 8SP

Directors:

Charles Miller Smith, Chairman

Ian S. M. Russell, Chief Executive

Charles A. Berry, Executive Director UK

Judith A. Johansen, President & Chief Executive Officer, Pacificorp

Simon J. Lowth, Executive Director, Finance and Strategy

David T. Nish, Executive Director, Infrastructure

Vicky L. A. Bailey, Non-Executive Director

Euan Baird, Non-Executive Director

Donald H. Brydon, Non-Executive Director

Nolan E. Karras, Non-Executive Director

Nicholas C. Rose, Non-Executive Director

Nancy Wilgenbusch, Non-Executive Director

7 September 2005

To ScottishPower shareholders and, for information only, to holders of employee share options.

Dear Shareholder,

STATEMENT RE ANNOUNCEMENT BY E.ON AG

We are required to bring the following to your attention under Rule 2.6 of the City Code on Takeovers and Mergers (the “City Code”).

The following is the text of an announcement released by E.ON AG, on 5 September 2005:

“E.ON confirms that it is considering its options regarding a possible takeover offer for ScottishPower. E.ON notes the very strong rise in ScottishPower’s share price since the announcement of the intended disposal of Pacificorp and considers that it reflects a substantial element of bid speculation.

No approach has been made to the Board of ScottishPower and there can be no assurance that a transaction will be forthcoming. Any offer, if made, is likely to be solely in cash.”

Subsequent to this announcement, ScottishPower made, on 6 September 2005, the following announcement:

“ScottishPower plc (“ScottishPower”) notes the announcement yesterday by E.ON AG (“E.ON”). ScottishPower confirms that no approach has been made by E.ON. Any further announcement will be made if and when appropriate.”

We will keep you informed of developments and in the meantime you are not required to take any action.

Yours sincerely,

Charles Miller Smith

Chairman

This document is being sent in accordance with Rule 2.6 of the City Code on Takeovers and Mergers (the “City Code”).

The directors of ScottishPower accept responsibility for the information contained in this letter, except that the only responsibility accepted by the directors of ScottishPower in respect of the information contained in this letter relating to E.ON AG (“E.ON”), which has been compiled from published sources, is to ensure that such information has been correctly and fairly reproduced and presented. Subject as aforesaid, to the best of the knowledge and belief of such directors (who have taken all reasonable care to ensure that such is the case) the information contained in this letter is in accordance with the facts and does not omit anything likely to affect the import of such information.

Dealing disclosure requirements

Under the provisions of Rule 8.3 of the City Code on Takeovers and Mergers (the “City Code”), any person who, alone or acting together with any other person(s) pursuant to an agreement or understanding (whether formal or informal) to acquire or control relevant securities of ScottishPower, owns or controls, or becomes the owner or controller, directly or indirectly, of one per cent. or more of any class of securities of ScottishPower is required to disclose, by not later than 12.00 noon (London time) on the London business day following the date of the relevant transaction, dealings in such securities of ScottishPower (or in any option in respect of, or derivative referenced to, any such securities) during the period to the date on which the possible offer becomes or is declared unconditional as to acceptances or lapses or is otherwise withdrawn.

Under the provisions of Rule 8.1 of the City Code, all dealings in relevant securities of ScottishPower by E.ON or ScottishPower, or by any of their respective “associates” (within the meaning of the City Code) must also be disclosed.

If you are in any doubt as to the application of Rule 8 to you, please contact an independent financial adviser authorised under the Financial Services and Markets Act 2000, consult the Panel’s website at www.thetakeoverpanel.org.uk or contact the Panel on telephone number +44-20-7638 0129; fax +44-20-7236 7013.